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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Sociedad Quimica y Minera de Chile S.A.

(Name of Issuer)

Chemical and Mining Company of Chile Inc.

(Name of Issuer Translated into English)

Series A Shares, without nominal (par) value

(Title of Class of Securities)

833636103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

CUSIP No. 833636103

1.	Names of Reporting Persons: Inversiones SQNH S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None.

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person HC-CO

CUSIP No. 833636103

1.	Names of Reporting Persons: Inversiones SQ Holding S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None.

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person HC CO

CUSIP No. 833636103

1.	Names of Reporting Persons: S.Q. Grand Cayman Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None.

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person HC CO

CUSIP No. 833636103

1.	Names of Reporting Persons: Pacific Atlantic Trading Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None.

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person HC-CO

CUSIP No. 833636103

1.	Names of Reporting Persons: The Pacific Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: None.

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,557,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.5%

12.	Type of Reporting Person OO

CUSIP No. 833636103

1.	Names of Reporting Persons: Julio Ponce Lerou		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 17,026

		6.	Shared Voting Power: 53,557,332

		7.	Sole Dispositive Power: 17,026

		8.	Shared Dispositive Power: 53,557,332

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,574,358

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 37.51%

12.	Type of Reporting Person IN

Item 1.
(a)	Name of Issuer:
Sociedad Quimica y Minera de Chile S.A.
(b)	Address of Issuer's Principal Executive Offices:
El Trovador 4285, Piso 6, Santiago, Republic of Chile.

Item 2.
(a)	Name of Person Filing:
This statement is being filed by Sociedad de Inversiones SQNH S.A., Inversiones SQ Holding S.A., S.Q. Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust and Julio Ponce Lerou.
(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

Inversiones SQNH S.A. is located at Paulino Alfonso N°331, Santiago, Republic of Chile;

Inversiones SQ Holding S.A. is located at Moneda N°920, Of. 705, Santiago, Republic of Chile;

S.Q. Grand Cayman Corp. is located at 1800 Sovran Center, one Commercial Place, Norfolk, VA.

Pacific Atlantic Trading Corporation is located at 1800 Sovran Center, one Commercial Place, Norfolk, VA.

The Pacific Trust is located in care of Alfaro, Ferrer, Ramírez & Aleman (BVI) at The Lake Building, 1st Floor, Road Town, Tortola, British Virgin Islands.

Julio Ponce Lerou resides at Luis Carrera N°2700, apartment 103, Vitacura, Santiago, Chile.

(c)	Citizenship:
The citizenship (or, in the case of an entity, the jurisdiction of organization) of each person filing this Schedule is as follows:

Inversiones SQNH S.A. is organized under the laws of the Republic of Chile;

Inversiones SQ Holding S.A. is organized under the laws of the Republic of Chile;

S.Q. Grand Cayman Corp. is organized under the laws of the Cayman Island.

Pacific Atlantic Trading Corporation is organized under the laws of the Cayman Islands.

The Pacific Trust is formed under the laws of the British Virgin Islands.

Julio Ponce Lerou is a citizen of the Republic of Chile

	(d)	Title of Class of Securities:
Series A Shares, without nominal (par) value.
	(e)	CUSIP Number:
833636103

Item 3.	Not Applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:

Inversiones SQNH S.A.: 53,557,332
Inversiones SQ Holding S.A.: 53,557,332
S.Q. Grand Cayman Corp.: 53,557,332
Pacific Atlantic Trading Corporation: 53,557,332
The Pacific Trust: 53,557,332
Julio Ponce Lerou: 53,574,358
	(b)	Percent of class:
Inversiones SQNH S.A.: 37.5% Inversiones SQ Holding S.A.: 37.5% S.Q. Grand Cayman Corp.: 37.5% Pacific Atlantic Trading Corporation: 37,5% The Pacific Trust: 37,5% Julio Ponce Lerou: 37.51%
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
Julio Ponce Lerou 17,026
(ii) Shared power to vote or to direct the vote:
Inversiones SQNH S.A.: 53,557,332 Inversiones SQ Holding S.A.: 53,557,332

S.Q. Grand Cayman Corp.: 53,557,332 Pacific Atlantic Trading Corporation: 53,557,332 The Pacific Trust 53,557,332 Julio Ponce Lerou: 53,557,332
	(iii)	Sole power to dispose or to direct the disposition of:
Julio Ponce Lerou. 17,026
	(iv)	Shared power to dispose or to direct the disposition of:
Inversiones SQNH S.A.: 53,557,332
Inversiones SQ Holding S.A.: 53,557,332
SQ Grand Cayman Corp.: 53,557,332
Pacific Atlantic Trading Corporation: 53,557,332
The Pacific Trust: 53,557,332
Julio Ponce Lerou: 53,557,332

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Schedule, as amended, is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), as a result of the registration under Section 12 of the Act of the Series A Shares, without nominal (par) value, of Sociedad Química y Minera de Chile S.A. (the “Series A Shares”) and the admission to listing for trading of the American Depositary Receipts representing the Series A shares on the New York Stock Exchange on April 9, 1999. At the time of that listing reporting requirements of Section 13(d) under the Act took effect with respect to the Series A Shares.

Of the Series A Shares that are subject of this Schedule 13G, 53,557,332 shares, or 37.5% of the outstanding Series A Shares, are shares that were beneficially owned by Sociedad de Inversiones Pampa Calichera S.A. as of December 31, 2002, of which 46,434,256 were owned of record by Sociedad Inversiones Pampa Calichera and 7,123,076 shares were owned of record by Global Mining Investment Inc., as indirect wholly owned subsidiary of Sociedad de Inversiones Pampa Calichera S.A. As further described below, the filing persons indirectly control Sociedad de Inversiones Pampa Calichera S.A. through their direct and indirect ownership of more than 50% of the share capital of Norte Grande S.A.
As of December 31, 2002: Inversiones SQNH S.A. was the owner of record of approximately 89.47% of the outstanding share capital of Norte Grande S.A.

Norte Grande S.A. was the owner of record of approximately 77.76% of the outstanding share capital of Sociedad de Inversiones Oro Blanco S.A.; and

Sociedad de Inversiones Oro Blanco S.A. was the owner of record of approximately 66.67% of the outstanding share capital of Sociedad de Inversiones Pampa Calichera S.A.

Accordingly, Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A. may be deemed to be members of a group with the filing persons with respect to 53,557,332 Series A Shares that are subject of this Schedule 13G.

Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande S.A. are each publicly traded companies in the Republic of Chile with shareholders which include persons other than the persons filing this Schedule. Accordingly, various other persons have the right to receive or the power to direct the receipt of any dividends from, or proceeds from the sale of, the Series A Shares that are the subject of this Schedule.

With respect to the filing persons, as of December 31, 2002;

Inversiones SQNH S.A. was the owner of record of approximately 89,47% of the outstanding share capital of Norte Grande S.A.

Inversiones SQ Holding S.A. was the owner of record of 51% of the outstanding share capital of Inversiones SQNH S.A. The remaining 49% equity interest in Inversiones SQNH S.A. is owned by Norsk Hydro Holland B.V., Agencia in Chile, a Chilean branch of Norsk Hydro Holland B.V., a Netherlands corporation.

S.Q. Grand Cayman Corp. was the owner of record of substantially all of the outstanding share capital of Inversiones SQ Holding S.A.

Pacific Atlantic Trading Corporation was the owner of record of 100% of the outstanding share capital of S.Q. Grand Cayman Corp.

The Pacific Trust was the owner of record of 100% of the outstanding share capital of Pacific Atlantic Trading Corporation.

Julio Ponce Lerou, had the power to direct the administration of The Pacific Trust, and, as such, he exercised indirect control and influence over 53,557,332 Series A Shares. Additionally, he had a direct ownership interest in 17,026 Series A Shares and 62,408 Series B Shares. Mr. Ponce Lerou, may, therefore, be deemed to be a beneficial owner of 53,574,358 Series A Shares or 37.51% of the outstanding Series A Shares and 62,408 Series B Shares or 0.05% of the outstanding Series B Shares.

The children of Mr. Julio Ponce Lerou are the sole named beneficiaries of The Pacific Trust. To the extent that any dividends from or proceeds from the sale of, the Series A Shares that are the subject of this Schedule are distributed from the trust, one or more of such persons may have the right to receive, or the power to direct the receipt of, any such dividends or proceeds, and one or more of such interests in such Series A Shares may represent more than 5% of the outstanding Series A Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2003

Inversiones SQNH S.A.	Inversiones SQ Holding S.A.

By: /s/ Felipe Garcia-Huidobro	By: /s/ Roberto Guzmán Lyon
Name: Felipe Garcia-Huidobro Title: General Manager	Name: Roberto Guzmán Lyon Title: General Manager

S.Q. Grand Cayman Corp.	Pacific Atlantic Trading Corporation

By: /s/ Roberto Guzmán Lyon	By: /s/ Roberto Guzmán Lyon
Name: Roberto Guzmán Lyon Title: General Manager	Name: Roberto Guzmán Lyon Title: General Manager

The Pacific Trust	Julio Ponce Lerou

By: /s/ Roberto Guzmán Lyon	By: /s/ Roberto Guzmán Lyon
Name: Roberto Guzmán Lyon Title: General Manager	Name: Roberto Guzmán Lyon Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description
Exhibit A	Joint Filing Agreement of Inversiones SQNH S.A., Inversiones SQ Holding S.A., SQ Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust and Julio Ponce Lerou.
Exhibit B	Identification of members of a group

Exhibit C	Joint Filing Agreement of Inversiones SQ Holding S.A., S.Q. Grand Cayman; Pacific Atlantic Trading Corporation; The Pacific Trust; The Holywell Trust; and Julio Ponce L. (together with powers of attorney); incorporated by reference to Exhibit A of Schedule 13G filed by the filing persons on February 14, 2000.